UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )
Under the Securities Exchange Act of 1934

SIRIUS XM RADIO INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

82967N108

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82967N108

1.	Names of Reporting Persons. Liberty Media Corporation (f/k/a Liberty CapStarz, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,586,976,761 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,586,976,761 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,586,976,761

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 40.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Sole voting power and dispositive power is held indirectly through control of Liberty Radio, LLC, a wholly owned subsidiary of Liberty Media Corporation.

(2) Based on 3,949,186,152 shares of Common Stock outstanding as of August 1, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA CORPORATION

(f/k/a Liberty CapStarz, Inc.)

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

Item 1.  Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (“Common Stock”) of Sirius XM Radio Inc., a Delaware corporation (the “Issuer”).  Liberty Media Corporation (formerly known as Liberty CapStarz, Inc., the “Reporting Person” or “Liberty”) indirectly owns 12,500,000 shares of the Issuer’s Convertible Perpetual Preferred Stock, Series B-1, par value $0.001 per share (“B-1 Preferred Stock”). Each share of B-1 Preferred Stock is convertible, at the option of the holder, into 206.9581409 shares of Common Stock, subject to adjustment in accordance with the provisions of the Certificate of Designations of the B-1 Preferred Stock filed with the Secretary of State of the State of Delaware on March 5, 2009 (the “Certificate of Designations”).  In the event that the holder transfers shares of B-1 Preferred Stock to unaffiliated third parties, such shares of B-1 Preferred Stock will be automatically converted into shares of Common Stock.

The principal executive offices of the Issuer are located at 1221 Avenue of the Americas, 36th Floor, New York, New York, 10020.

The Reporting Person is filing this Statement to report its indirect acquisition on September 23, 2011 (the “Effective Date”) of the B-1 Preferred Stock as a result of the split-off transaction (the “Split-Off”) completed on the Effective Date by Liberty Interactive Corporation (formerly known as Liberty Media Corporation, “Liberty Interactive”).  As a result of the Split-Off, Liberty Radio, LLC, a Delaware limited liability company (“Purchaser”), which directly owns shares of B-1 Preferred Stock, was contributed to the Reporting Person by Liberty Interactive LLC (formerly known as Liberty Media LLC and a wholly owned subsidiary of Liberty Interactive), and became a wholly owned subsidiary of the Reporting Person, and the Reporting Person became a separate, publicly traded company.

Item 2.  Identity and Background

(a-c)

The Reporting Person is Liberty Media Corporation, a Delaware corporation whose principal business is owning a broad range of electronic media, communications and entertainment businesses and investments.  The Reporting Person beneficially owns shares of B-1 Preferred Stock through Purchaser, its wholly owned subsidiary.

The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference and provides the requested information with respect to (i) each executive officer and director, as applicable, of the Reporting Person; (ii) each person controlling the Reporting Person; and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).   During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on September 23, 2011 pursuant to the Split-Off.

Item 4.  Purpose of Transaction

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Effective Date pursuant to the Split-Off and intends to hold such shares for Investment purposes.  John C. Malone, Chairman of the Board of Directors of the Reporting Person, Gregory B. Maffei, Chief Executive Officer, President and a Director of the Reporting Person, and David J. A. Flowers, Senior Vice President and Treasurer of the Reporting Person, are members of the board of directors of the Issuer.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (subject to the terms of the Investment Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 2,586,976,761 shares of Common Stock, which represent 40.15% of the shares of Common Stock deemed outstanding.  The shares deemed outstanding is based upon 3,949,186,152 shares of Common Stock outstanding as of August 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2011. Each of Messrs. Malone, Maffei and Flowers beneficially own 159,610 shares of Common Stock as of the date of this Schedule 13D, all of which shares are subject to stock options that are exercisable within 60 days of September 23, 2011.

(b) Subject to the terms of the Investment Agreement, the Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares.  The Reporting Person holds such sole voting and dispositive power indirectly through its 100% ownership interest in Purchaser.

(c) Other than as stated herein, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 person, with respect to the Common Stock, or any interest constituting beneficial ownership of Common Stock, during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 17, 2009, Purchaser entered into the Investment Agreement with the Issuer (the “Investment Agreement”).

The following is a summary of certain of the material terms of the Investment Agreement and the Certificate of Designations as each relates to the securities of the Issuer. The following descriptions do not purport to cover all of the provisions of the Investment Agreement or the Certificate of Designations and are qualified in their entirety by reference to such documents, which have been filed as Exhibits hereto and are incorporated into this Statement by reference.

Investment Agreement

Standstill Restrictions

Through March 6, 2012, without the prior written approval of the Independent Common Directors (defined in the Investment Agreement to mean any director who (i) is or would be an “independent director” with respect to the Issuer and with respect to Purchaser pursuant to NASDAQ Rule 4200(a)(15) and (ii) is not a director selected or designated to be a director by Purchaser pursuant to the Investment Agreement or the Certificate of Designations, whether or not such person is an independent director with respect to the Issuer pursuant to NASDAQ Rule 4200(a)(15)), none of Purchaser or any of its affiliates may, directly or indirectly, acquire, offer or propose to acquire or agree to acquire beneficial ownership of any shares of Common Stock if such acquisition will result in Purchaser and its affiliates having beneficial ownership of 49.9% or more of the outstanding shares of Common Stock, unless such acquisition or offer or agreement is made pursuant to a cash tender offer for all the outstanding shares of Common Stock that are not then beneficially owned by Purchaser or its affiliates at a price per share greater than the closing price of Common Stock on the trading day immediately prior to the earlier of the public announcement or commencement of such tender offer.

Except as provided in the preceding paragraph, until March 6, 2012, without the prior written approval of the Independent Common Directors, none of Purchaser or any of its affiliates may, directly or indirectly:

•                  enter into or agree, offer, propose or seek to enter into an acquisition transaction, merger or other business combination relating to the Issuer or any of its subsidiaries or an acquisition transaction for their assets;

•                  make, or participate in, a solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer or its subsidiaries, subject to certain exceptions;

•                  call or seek to call a meeting of shareholders of the Issuer or its subsidiaries or initiate a stockholder proposal with respect to any voting securities of the Issuer, or seek, propose or otherwise act alone or in concert with others to influence or control the management, board of directors or policies of the Issuer or its subsidiaries, subject to certain exceptions; or

•                  bring an action to contest the validity of the provisions described under “Standstill Restrictions” or seek a release of the restrictions described under “Standstill Restrictions”, or make a public request to amend or waive any provisions described under “Standstill Restrictions.”

Anti-takeover Protections

In connection with the execution of the Investment Agreement, the board of directors of the Issuer adopted certain resolutions (the “Section 203 Resolutions”) approving the Liberty Parties (as defined in the Investment Agreement) and certain related persons as “interested stockholders” within the meaning of Section 203 of the Delaware General Corporation Law (“Section 203”), thereby exempting such persons from the restrictions on business combinations set forth in Section 203.

In addition, the Investment Agreement prohibits the Issuer from (i) amending, modifying or rescinding the Section 203 Resolutions, (ii) adopting any rights plan or charter or bylaw provision that would materially adversely affect Purchaser’s ability to acquire or dispose of the Issuer’s equity securities to a Liberty Party (as defined in the Investment Agreement) or in block transactions (after March 6, 2012), or that otherwise would impose material economic burdens on Purchaser’s ability to do so.

Registration Rights

Purchaser, together with certain permitted transferees (being referred to in this paragraph as the “Holders”) has certain registration rights with respect to the shares of Common Stock issuable upon conversion (“Registrable

Securities”) of the Preferred Stock held by Purchaser.  If any Holder decides to distribute Registrable Securities through an underwritten or other marketed offering, the Issuer must take reasonable steps to facilitate such offering, subject to certain exceptions and black-out periods. The Holders are entitled to piggyback registration rights in respect of the Registrable Securities during any period when an effective shelf registration statement is not available. The Issuer will be obligated to indemnify the Holders, and each Holder will be obligated to indemnify the Issuer, against specified liabilities in connection with misstatements or omissions in any registration statement.

Participation Right

Subject to certain requirements and limitations, in the event the Issuer issues or sells certain equity securities or rights to acquire equity securities in any one or a series of related transactions, Purchaser has the right to purchase from the Issuer either such equity securities or, at Purchaser’s option, securities of the Issuer having substantially the same terms as such equity securities issued or sold, up to an amount sufficient for Purchaser to maintain its then current pro rata equity interest in the Issuer. Participation rights may be assigned or transferred from Purchaser to a Liberty Party.

Election of Directors

Prior to March 6, 2012 (unless Purchaser and the other Liberty Parties beneficially own in the aggregate a majority of the voting capital stock of the Issuer), Purchaser and each Liberty Party shall vote any shares of Common Stock beneficially owned by them (excluding for this purpose shares of B-1 Preferred Stock, which has the power to elect directors described below) in favor of the election of directors nominated by the Nominating and Corporate Governance Committee of the Issuer, and shall not nominate, designate, vote for or solicit proxies with respect to any director not so nominated.

Certificate of Designations

Voting with Common Stock

Holders of B-1 Preferred Stock are entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of Common Stock, other than the election of directors, and are entitled to notice of stockholders’ meetings. When voting with the Common Stock, the holders of B-1 Preferred Stock will have a number of votes per share of B-1 Preferred Stock equal to the number of shares of Common Stock into which each such share of B-1 Preferred Stock is then convertible. Each share of B-1 Preferred Stock is initially convertible into 206.9581409 shares of Common Stock, subject to adjustment in accordance with the provisions of the Certificate of Designations.

Representation on the Board of Directors and Committees of the Issuer

The Certificate of Designations provides that so long as the holders of B-1 Preferred Stock hold a specified number of shares of B-1 Preferred Stock, they will have the exclusive right, voting separately as a class, to appoint and elect directors (“B-1 Directors”) as follows:

•                  for as long as at least 1,000,000 but less than 3,000,000 shares of B-1 Preferred Stock are outstanding, the holders of a majority of the outstanding shares of B-1 Preferred Stock may appoint and elect one director;

•                  for as long as at least 3,000,000 but less than 5,000,000 shares of B-1 Preferred Stock are outstanding, the holders of a majority of the outstanding shares of B-1 Preferred Stock may appoint and elect two directors;

•                  for as long as at least 5,000,000 but less than 7,000,000 shares of B-1 Preferred Stock are outstanding, the holders of a majority of the outstanding shares of B-1 Preferred Stock may appoint and elect three directors (at least one of whom must be an independent director);

•                  for as long as at least 7,000,000 but less than 9,000,000 shares of B-1 Preferred Stock are outstanding, the holders of a majority of the outstanding shares of B-1 Preferred Stock may appoint and elect four directors (at least two of whom must be independent directors);

•                  for as long as at least 9,000,000 but less than 11,000,000 shares of B-1 Preferred Stock are outstanding, the holders of a majority of the outstanding shares of B-1 Preferred Stock may appoint and elect five directors (at least two of whom must be independent directors); and

•                  for as long as at least 11,000,000 shares of B-1 Preferred Stock are outstanding, the holders of a majority of the outstanding shares of B-1 Preferred Stock may appoint and elect six directors (at least three of whom must be independent directors).

If at any time the total number of directors does not equal 15, the number of directors the holders of B-1 Preferred Stock are entitled to appoint and elect will be adjusted proportionately. The holders of B-1 Preferred Stock will be entitled to elect the B-1 Directors in connection with any annual or special meeting of the stockholders of the Issuer at which directors are to be elected or by written consent in lieu of a meeting. If there are not sufficient vacancies on the board of directors to permit the election or appointment of all B-1 Directors which the holders of B-1 Preferred Stock are entitled to elect, the number of directors will be increased to accommodate such additional B-1 Directors. Holders of B-1 Preferred Stock have the right to designate a replacement director to the board of directors of the Issuer in order to fill any vacancy of a B-1 Director.

For so long as at least 3,000,000 shares of B-1 Preferred Stock are outstanding, the holders of a majority of the then outstanding shares of B-1 Preferred Stock have the right, subject to compliance with law, to designate one or more B-1 Directors as members of each committee of the Board of Directors, subject to certain limitations and restrictions such as the requirement of independent directors under applicable stock exchange rules.

John C. Malone, Gregory B. Maffei, David J.A. Flowers, Vanessa A. Wittman and Carl E. Vogel currently serve as B-1 Directors. Each of Messrs. Malone, Maffei and Flowers is an executive officer of Liberty, and Mr. Malone and Mr. Maffei are members of Liberty’s board of directors.

Consent Rights

For so long as an aggregate of at least 6,250,000 shares of B-1 Preferred Stock are issued and outstanding, neither the Issuer nor any of its subsidiaries will take any of the following actions without obtaining the prior written consent or affirmative vote of the holders of a majority of the outstanding shares of B-1 Preferred Stock, voting together as a separate class:

•                  any grant, creation, authorization or issuance (or the increase in the authorized number) of any class or series of capital stock or any options, warrants, convertible securities or other rights of any kind to acquire or receive shares of capital stock of the Issuer, or the issuance, sale or other disposition by the Issuer of any shares of capital stock, or of any options, warrants, convertible securities or other such rights, held by the Issuer in treasury, other than in connection with (A) the exercise of employee options in accordance with their terms, or (B) the granting of equity based compensation to the extent approved by the board of directors;

•                  any consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into the Issuer, or any liquidation, dissolution or winding-up of the business and affairs of the Issuer, or the sale of all or substantially all of the Issuer’s property or business or other assets or the sale of all or substantially all of the stock or assets of XM Satellite Radio, Inc., XM Satellite Radio Holdings, Inc. or Satellite CD Radio Inc.;

•                  subject to certain exceptions, any acquisition or disposition of assets, in each case, having a value of more than $10,000,000, or any series of related acquisitions or dispositions having a value in the aggregate of more than $20,000,000;

•                  any sale or transfer of (including without limitation any spin-off, split-off or similar transaction with respect to) any equity security or ownership interests in any Company Subsidiary (as defined in the Investment Agreement) that at the relevant time is a material Company Subsidiary, any merger or consolidation of any such Company Subsidiary, or any liquidation, dissolution, or sale of substantially all the assets of any such Company Subsidiary, in each case other than any such transaction that would not result in such Company Subsidiary no longer being wholly-owned, directly or indirectly, by the Issuer;

•                  any incurrence of indebtedness, or the assumption or guarantee of the obligations of any person, other than (i) the incurrence, assumption or guarantee of indebtedness not in excess of $10,000,000 per calendar year or (ii) to the extent approved by the board of directors of the Issuer prior to the entry of definitive documentation therefor, the incurrence of indebtedness to refinance, replace or restructure existing indebtedness in an amount not in excess of the principal (or, in the case of any securities with original issuance discount, accreted value), plus premium, if any, and accrued interest on such existing indebtedness;

•                  conducting or engaging in any business in any material respect other than the business in which the Issuer and its subsidiaries are engaged as of the date hereof and any business reasonably related or complementary thereto;

•                  amending, altering, repealing, or adding any provision to the Certificate of Incorporation of Issuer (including, without limitation, the Certificate of Designations) or By-laws of Issuer in a manner that adversely affects the powers, rights, privileges or preferences of the holders of B-1 Preferred Stock;

•                  except as provided for in the Certificate of Designations, any increase or decrease in the total number of directors constituting the whole board of directors; and

•                  entering into an agreement for, or committing to agree to take, or consenting to, any of the foregoing actions.

Item 7.  Material to be Filed as Exhibits

7(a)                            Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)                           Certificate of Designations of Series B-1 Convertible Perpetual Preferred Stock of the Issuer, dated March 5, 2009 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-24710) dated March 6, 2009 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 30, 2011	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President and
General Counsel

Schedule 1

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; President of Hilltop Investments, LLC

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, CO 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty; President, International Production, Sony Pictures Television and President, International, Sony Picture Entertainment

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)

Certificate of Designations of Series B-1 Convertible Perpetual Preferred Stock of the Issuer, dated March 5, 2009 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-24710) dated March 6, 2009 and incorporated herein by reference).